Form 20-F
INSTINCT BIO TECHNICAL CO HOLDINGS INC.
filed 2026-07-29
CIK 2072188

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended _______________

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

OR

☒ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: July 23, 2026

Commission File Number: 001-43415

Instinct Bio Technical Company Holdings Inc.

(Exact name of Registrant as specified in its charter)

Not applicable	Cayman Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

3rd Floor West Side Gotanda bldg.

6-2-7 Nishi Gotanda, Shinagawa-ku,

Tokyo 1410031, Japan

(Address of principal executive offices)

Tomoki Nagano

Tel.: +81-3-5747-9401

Email: ir@instinct-bro.com

3rd Floor West Side Gotanda bldg.

6-2-7 Nishi Gotanda, Shinagawa-ku,

Tokyo 1410031, Japan

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, par value $0.00001 per share	BIOT	The Nasdaq Stock Market LLC
Warrants, each exercisable for one ordinary share at an exercise price of $11.50 per ordinary share	BIOTW	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report:

On July 23, 2026, the issuer had 28,794,472 ordinary shares, par value $0.00001 per share, outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☐

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer,” “large accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☐

i

EXPLANATORY NOTE

On February 28, 2025, Instinct Bio Technical Company Holdings Inc.(formerly known as Relativity Holdings Inc., a Cayman Islands company) (“Pubco”), Relativity Acquisition Corp., a Delaware corporation (“Relativity”) entered into a business combination agreement (as amended and restated on October 22, 2025 and as may be further amended, restated or supplemented from time to time, the “Business Combination Agreement”), by and among Relativity, Relativity Purchaser Merger Sub II Inc., a wholly owned subsidiary of Pubco (the “Merger Sub”), Instinct Bio Technical Company Inc., a Cayman Islands exempted company (the “Target Company” or “BIOT”) and its shareholders (collectively, the “Sellers”, each a “Seller”), Tomoki Nagano (“Founder”), Relativity Acquisition Sponsor, LLC, a Delaware limited liability company, in the capacity as the representative from and after the Effective Time (as defined in the Business Combination Agreement) for the stockholders of Pubco (other than the Sellers) in accordance with the terms and conditions of this Agreement (the “Purchaser Representative”), and Tomoki Nagano in the capacity as the representative from and after the date of the Business Combination Agreement for the Sellers in accordance with the terms and conditions of the Business Combination Agreement (the “Seller Representative”) (all of the transactions contemplated by the Business Combination Agreement, including the issuances of securities thereunder, the “Business Combination”).

Pursuant to the Business Combination Agreement, subject to the terms and conditions set forth therein, (a) Merger Sub merged with and into Relativity, with Relativity surviving the merger as a wholly-owned subsidiary of Pubco (the “Merger”), and (b) each Seller contributed all of its ownership interests in BIOT to Pubco in exchange for aggregate consideration in the amount of $225,000,000, to be paid in ordinary shares, par value $0.00001 per share, of Pubco (“Pubco Ordinary Share”) valued at $10.00 per share. Except as otherwise indicated or where the context otherwise requires, references in this Shell Company Report on Form 20-F (including any information incorporated by reference herein, the “Report”) to “we,” “us,” “our,” the “Company,” “Combined Company,” or “Pubco” refer to Instinct Bio Technical Company Holdings Inc., a Cayman Islands exempted company, and its consolidated subsidiaries following the consummation of the Business Combination.

Upon the consummation of the Business Combination on July 23, 2026, and pursuant to the Business Combination Agreement:

•	All issued and outstanding shares of BIOT were cancelled and exchanged for the right to receive Pubco Ordinary Shares representing the Equity Consideration (as defined in the Business Combination Agreement). The aggregate consideration payable in connection with the Business Combination was US$225,000,000, payable at Closing in the form of newly issued Pubco Ordinary Shares, valued at US$10.00 per share, with a par value of US$0.00001 per share (the “Merger Consideration Shares”). The Merger Consideration Shares were allocated among the shareholders of BIOT on a pro rata basis, with each BIOT shareholder receiving the number of Pubco Ordinary Shares determined in accordance with the terms of the Business Combination Agreement;
•	Each share of Relativity common stock, par value US$0.0001 per share, issued and outstanding immediately prior to the effective time of the Business Combination (other than any redeemed shares) was automatically cancelled and converted into the right to receive one (1) validly issued, fully paid and non-assessable Pubco Ordinary Share (other than Relativity stockholders who exercised their redemption rights in connection with the Business Combination);
•	Each Relativity warrant to purchase shares of Relativity common stock that was issued and outstanding immediately prior to the effective time of the Business Combination was automatically assumed by Pubco and converted into a warrant to purchase one (1) Pubco Ordinary Share, on substantially the same terms and conditions as applied to such Relativity warrant immediately prior to the Business Combination;
•	The name of the Pubco was changed to “Instinct Bio Technical Company Holdings Inc.”
•	Immediately prior to the consummation of the Business Combination, Mr. Tomoki Nagano transferred to Chardan Capital Markets LLC (“Chardan”) a number of ordinary shares of BIOT that, upon the Closing, were converted into 1,615,385 freely-tradeable Pubco Ordinary Shares, pursuant to the Settlement Agreement. Because the shares were transferred to Chardan from Mr. Nagano’s existing holdings, they did not involve the issuance of any additional Pubco Ordinary Shares;

The Business Combination was consummated on July 23, 2026. The transaction was unanimously approved by Relativity’s Board of Directors and was approved at the extraordinary general meeting of Relativity’s shareholders held on March 25, 2026, or the “Extraordinary General Meeting”. Relativity’s shareholders also voted to approve all other proposals presented at the Extraordinary General Meeting. On July 24, 2026, the Combined Company’s Ordinary Shares are listed on the Nasdaq Stock Market, or “NASDAQ”, under the symbols “BIOT” and “BIOTW,” respectively.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Shell Company Report on Form 20-F (including information incorporated by reference herein, this “Report”) contains or may contain forward-looking statements as defined in Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements, but absence of these words does not mean that a statement is not forward-looking. The risk factors and cautionary language referred to or incorporated by reference in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the matters identified in the section titled “Risk Factors” of the Proxy Statement and Prospectus filed with the Securities and Exchange Commission (the “SEC”) on March 5, 2026 (the “Proxy Statement/Prospectus”), part of Pubco's Registration Statement on Form F-4, as amended (File No. 333-290120) (the “Form F-4”), which are incorporated by reference into this Report.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements contained in this Report, or the documents to which we refer readers in this Report, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

The directors and executive officers of the Combined Company upon the consummation of the Business Combination are set forth in the Proxy Statement/Prospectus, in the section titled “Executive Officers and Directors After the Business Combination” which is incorporated herein by reference.

The business address for each of the directors and executive officers of the Combined Company is 3rd Floor West Side Gotanda bldg., 6-2-7 Nishi Gotanda, Shinagawa-ku, Tokyo 1410031, Japan.

B.	Advisers

Loeb & Loeb LLP represented Relativity as U.S. securities counsel in connection with the Business Combination. The address of Loeb & Loeb LLP is 345 Park Avenue, New York, New York 10154.

Darryl, Edward & Co. acted as legal counsel to the Target Company in connection with the Business Combination. The address of Darryl, Edward & Co. is D-35-03, Menara Suezcap 1, KL Gateway, 59200 Kuala Lumpur.

Ogier represented Pubco and the Target Company on matters of Cayman Islands law. The address of Ogier is 11th Floor, Central Tower, 28 Queen’s Road Central, Central, Hong Kong.

C.	Auditors

WithumSmith+Brown, PC has acted as the independent registered public accounting firm for Relativity. Morison LC PLT has acted as the independent registered public accounting firm of BIOT for the financial period November 30, 2024 and 2023, and will be the Combined Company’s independent registered public accounting firm following the Business Combination.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

The following table sets forth, on the basis of generally accepted accounting principles in the United States, our consolidated capitalization and indebtedness on an unaudited pro forma combined basis as of November 30, 2025, after giving effect to the Business Combination.

As of November 30, 2025 (pro forma)	US$
Cash and cash equivalents	131,905
Total equity	(1,517,783)
Debt:
Non-current debt	125,403
Current debt	681,703
Total indebtedness	807,106
Total capitalization	(710,677)

For more information, see the unaudited pro forma condensed combined financial information of the Combined Company contained in Exhibit 18.1 to this Report.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

The risk factors associated with the Company are described in the Proxy Statement/Prospectus in the section titled “Risk Factors,” which is incorporated herein by reference.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

The legal name of the Company is Instinct Bio Technical Company Holdings Inc. The Company was incorporated as an exempted company under the laws of Cayman Islands on May 22, 2025, for the purpose of completing the Business Combination. After the Business Combination, the business of Instinct Bio Technical Company Inc., Instinct Brothers Co., Ltd and its subsidiaries prior to the consummation of the Business Combination became the business of Instinct Bio Technical Company Holdings Inc. following the consummation of the Business Combination. The history and development of the Company and the material terms of the Business Combination are described in the Proxy Statement/Prospectus under the headings “Summary of the Proxy Statement/Prospectus,” “Proposal No. 1 — The Business Combination Proposal,” “Information About BIOT,” “BIOT Management’s Discussion and Analysis of Financial Condition and Analysis of Financial Condition and Results of Operations,” and “Description of Pubco’s Securities,” which are incorporated herein by reference. See “Explanatory Note” in this Report for additional information regarding the Company and the Business Combination. Certain information about the Company is set forth in “Item 4.B — Business Overview” and is incorporated herein by reference.

The Company’s registered office is c/o Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands, and the Company’s principal executive office is 3rd Floor West Side Gotanda bldg., 6-2-7 Nishi Gotanda, Shinagawa-ku, Tokyo 1410031, Japan. The Company’s principal website address is https://instinct-biot.com. We do not incorporate the information contained on, or accessible through, the Company’s websites into this Report, and you should not consider it a part of this Report. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC’s website is www.sec.gov.

B.	Business Overview

Following and as a result of the Business Combination, all business of the Combined Company is conducted through BIOT and its subsidiaries. A description of the business is included in the Proxy Statement/Prospectus in the sections titled “Information About BIOT” and “BIOT Management’s Discussion and Analysis of Financial Condition and Analysis of Financial Condition and Results of Operations,” which are incorporated herein by reference.

C.	Organizational Structure

Upon consummation of the Business Combination, Merger Sub merged with and into Relativity, with Relativity surviving the merger as a wholly-owned subsidiary of Pubco. Pursuant to the Business Combination Agreement, Pubco acquired all of the outstanding equity interests of BIOT, and BIOT became a wholly-owned subsidiary of Pubco. The following diagram depicts a simplified organizational structure of the Combined Company as of the date hereof.

D.	Property, Plants and Equipment

The Combined Company’s property, plants and equipment are held through BIOT and its subsidiaries. Information regarding BIOT’s property, plants and equipment is described in the Proxy Statement/Prospectus under the headings “Information About BIOT—Property and Equipment,” which information is incorporated herein by reference.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None / Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The discussion and analysis of the financial condition and results of operation of BIOT and its subsidiaries is included in the Proxy Statement/Prospectus in the section titled “BIOT Management’s Discussion and Analysis of Financial Condition and Analysis of Financial Condition and Results of Operations,” which is incorporated herein by reference.

On July 24, 2026, the Company entered into a term sheet with Chardan for a standing equity facility of up to US$150.0 million (the “ChEF”) that would provide the Company with the means to raise financing at market pricing over a three-year period.  Upon the execution of definitive documents and the filing and effectiveness of a registration statement permitting the resale of the Pubco Ordinary Shares and Chardan’s receipt of a no-objection letter from FINRA, the ChEF would enable the Company, subject to a daily purchase limit and certain other conditions, to require Chardan to purchase its Pubco Ordinary Shares at the day’s volume-weighted average price, reducted by a four percent (4.0%) discount (increased to 5% in off-market hours). The Company would view the ChEF as one of several potential sources of capital, to be drawn on only as and when the Company determines it appropriate. There can be no assurance that definitive documentation will be executed, that the registration statement will be declared effective, or that the Company will sell any shares under the ChEF.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management.

The following table sets forth certain information relating to the executive officers and directors of the Combined Company as of the date of this Report.

Combined Company

Name	Age	Position
Tomoki Nagano	44	Director; Group Chief Executive Officer; Chairman
Fumihiro Nagano	47	Director; Chief Marketing Officer
Yuji Naito	46	Director; Chief Operating Officer
Masashi Ohmatsu	63	Chief Financial Officer
Masato Terachi	30	Independent Director
Say Leong, Lim	55	Independent Director
Sally, Lim	55	Independent Director
Jessica Assaf	35	Independent Director

The following is a brief biography of each of our executive officers and directors:

Tomoki Nagano serves as our Group Chief Executive Officer, Chairman and Director. He has over two decades of experience in the cosmetics and consumer goods industry, specializing in product planning, procurement, international trade, and brand development. Mr. Tomoki graduated with a Diploma in International Business from Faculty of Business at Seneca College of Applied Arts & Technology in 2004, and began his career at Angel Heart Co. (formerly known as AmazYou Planning), where he was responsible for product planning, as well as the import and export of perfumes in the foreign division. This role marked the beginning of his extensive career in the cosmetics industry. In 2015, Mr. Tomoki joined Li & Fung Trading in Hong Kong as a sales representative, where he played a key role in expanding sales channels to major retailers and drugstores across Japan.

In 2017, Mr. Tomoki established Hiroki Global Co., Ltd, leveraging his extensive experience in the beauty and consumer goods market. He further expanded his leadership in 2019 by taking on the role of CEO at Instinct Brothers Co., Ltd (formerly known as Vivian Co., Ltd) in September 2021. With a wealth of experience spanning product development, supply chain management, and international business expansion, Mr. Tomoki continues to drive Instinct Brothers’ growth and strategic direction in the global market.

Fumihiro Nagano has served as our Chief Marketing Officer and Representative Director since September 2022, and as Vice President of Instinct Brothers since September 2021. He has over 20 years of experience in sports medicine, rehabilitation, and healthcare management. Mr. Fumihiro graduated in 2000 from the Faculty of Bonesetting at Sendai Osteopathic Medicine College, earning his license as a Judo rehabilitation teacher. He began his career at Major Field Co., Ltd in 2003 and joined the Japan Olympic Committee as a medical science staff member in 2006. In 2008, he became the Gymnastics Medical Science Trainer for the Japan Women’s Gymnastics Team. From 2013 to November 2022, Mr. Fumihiro served as President and CEO in RISE Co., Ltd. He also managed multiple osteopathic clinics and personal training gyms, overseeing the growth and development of healthcare staff.

Yuji Naito has served as our Senior Executive Managing Director and Chief Operating Officer since September 2021. In 2002, Mr. Naito began his career in the agriculture and food industry with U JAPAN LLC, where he played a key role in establishing farms across China, Taiwan, Thailand, Sri Lanka, and the Philippines. In 2017, Mr. Naito founded U JAPAN LLC, where he continues to serve as a representative partner, to support the global growth of over 30 brands. In the same year, he invested in enchant Co., Ltd., a food and agriculture-related business, where he led the organization of various events in collaboration with local governments and companies.

Masashi Ohmatsu has served as our Chief Financial Officer since February 2022. Mr. Ohmatsu earned his Bachelor degree from the Faculty of Economics at Okayama University in 1985. Mr. Ohmatsu brings over 30 years of experience in the financial services industry. He began his career with Mizuho Securities (formerly Nippon Kangyo Kakumaru Securities) and was seconded to the subsidiary in Singapore, Kankaku Singapore Merchant Bank, where he played a crucial role in sales and relationship management with local institutional investors for nearly 10 years. In 1998, Mr. Ohmatsu returned to Japan and was instrumental in the launch of ABN AMRO Bank’s asset management services in Japan, where he held significant leadership roles. In 2003, he was appointed as the President of ABN AMRO Asset Management Japan Co., Ltd., overseeing the firm’s operations and driving growth in the Japanese market. Following his tenure at ABN AMRO, Mr. Ohmatsu continued to excel in the asset management industry, serving as Executive Vice President of Fortis Asset Management Co., Ltd. from 2008 to 2009, and later as CEO of UOB Asset Management Japan Co., Ltd. form 2009 until 2013. In 2013, he relocated to Singapore to lead UOB-SM Asset Management Pte Ltd as CEO, which he did until 2017. In 2017, Mr. Ohmatsu transitioned to entrepreneurial leadership, taking on the role of CEO at Hit Holdings Pte Ltd. until 2019.

Independent Directors

Say Leong, Lim is as an independent member of the board of the Combined Company. Mr. Lim has served as the Chairman of the board of directors and Chief Executive Officer of Globalink Investment Inc. since 2021. Since April 2023, Mr. Lim has served as the Chief Executive Officer of Xtend Digital Sdn. Bhd., a technology company based in Malaysia. Since June 2021, Mr. Lim has served as an independent director at LFE corporation Bhd., an engineering company in Malaysia. Since February 2019, Mr. Lim has served as the Independent Non-executive Director of Aurora Italia International Bhd., a public retail company in Malaysia. In May 2010, Mr. Lim co-founded Everise Concepts PLT and has since served as its advisor. Everise Concepts PLT is principally involved in the provision of corporate and business consultancy, real estate projects and the wholesale and distribution of fast-moving consumer goods via retail and online channels. From November 2020 to April 2022, Mr. Lim served as an independent director of Caely Holdings Bhd. Mr. Lim obtained his Chartered Management Accountant Degree in management accountancy from the Chartered Institute of Management Accountants (CIMA) United Kingdom in 1991 and was admitted as a Malaysian Institute of Accountants (MIA) in 1996. Mr. Lim obtained his Master of Business Administration from Heriot-Watt University in the United Kingdom in 1997.

Sally, Lim is an independent member on the board of the Combined Company. Ms. Lim brings with extensive experience in accounting, finance and administration. From 1999 to 2005, she served as the Finance and Administration Manager of Denko-HLB Sdn. Bhd., where she played a key role in the successful corporate restructuring of the Denko Group in 2004. Ms. Lim was also instrumental in leading a team for the implementation of an Enterprise Resource Planning (ERP) system for Denko Group. In 2010, Ms. Lim co-founded Everise Concepts PLT, where she currently serves as a director, offering services relating to corporate reorganizations, foreign direct investments, initial public offerings, mergers and acquisitions. In 2019, she acted as a local consultant to a Hong Kong-listed company establishing operations in Penang, Malaysia, and assisted a Chinese company in assessing and evaluating business opportunities in Malaysia. Ms. Lim also served as a manager of GL Sponsor LLC, a sponsor of a NASDAQ-listed SPAC, from 2019 to 2022. She was an independent non-executive director of Mineski Global (Malaysia) Sdn. Bhd. from July 2021 to December 2022, and served as an independent non-executive director of EOS IT Management Solutions Sdn. Bhd., an IT company, from December 2020 to December 2023. She obtained her Diploma in Accounting from Perkim Goon College, Malaysia, in 1991.

Masato Terachi is an independent member of the board of the Combined Company. Mr. Terachi began his career in Tokyo as an assistant to a business owner, where he gained practical experience in corporate management and leadership. Mr. Terachi has served as a sales consultant for a financial company and as an external director for a rapidly growing venture firm. Since September 2020, he served as the Chairman and Chief Executive Officer of ON-OckRe Co., Ltd., a company specializing in talent analytics and development services. From June 2024 to May 2025, he served as an Organizational Development Consultant at CONSCIENCE Inc., and from September 2023 to May 2024, as a Human Resources Consultant at TANEDA Co., Ltd., a general trading company for people and work. Between January 2017 and May 2021, Mr. Terachi served as the President of Samulion Factory Co., Ltd., overseeing food service and beauty enterprises. Earlier, from November 2016 to January 2019, he was an External Recruiter in the Human Resources Department at NCS Co., Ltd. Mr. Terachi currently advises companies preparing for IPOs, medium-sized enterprises, and listed corporations.

Jessica Assaf is an independent member of the board of the Combined Company. She is an award-winning entrepreneur and activist dedicated to improving health and well-being through business. Her advocacy journey began at the age of 15, focusing on safe products, corporate accountability, consumer wellness and female empowerment. In high school, Assaf co-founded Teens for Safe Cosmetics, a group that successfully lobbied for the California Safe Cosmetics Act of 2005, requiring manufacturers to disclose harmful ingredients in personal care products. Assaf earned her undergraduate degree from New York University’s Gallatin School and later received her MBA from Harvard Business School, during which she co-founded RAW IS EVERYTHING, a clean skincare company that achieved national distribution. In 2019, Assaf co-founded Prima, a purpose-driven CBD wellness brand and Public Benefit Corporation (B Corp) that was acquired in 2023. She is now the Director of Communications at OSEA Malibu and works with purpose-driven companies on branding, marketing, social media, retail strategy, PR and partnerships. Throughout her career, Assaf has been recognized for her contributions to health advocacy and entrepreneurship, including being named to Forbes’ 30 Under 30 list in 2020.

Family Relationships

Mr. Tomoki Nagano, our Group Chief Executive Officer, Chairman of the Board and a Director, is the brother of Mr. Fumihiro Nagano, our Chief Operating Officer and a Director. Ms. Qian Zhao, the spouse of Mr. Tomoki Nagano, serves as a director of Hiroki Global Co., Ltd. Except as disclosed above, there are no family relationships among any of the directors or executive officers of the Combined Company.

Committees of the Board of the Directors

The Combined Company’s board of directors has an audit committee, compensation committee and nominating and corporate governance committee. All of the committees comply with all applicable requirements of the Sarbanes-Oxley Act, Nasdaq and SEC rules and regulations as further described below. The responsibilities of each of the committees of the Combined Company’s board of directors are described below. Each member of these committees is appointed by the Combined Company’s board of directors and will serve for such term or terms as the board may determine or until such member’s earlier resignation or death.

Each of these committees has a written charter. The charters are available on the Combined Company’s corporate website at https://instinct-biot.com. The information on any of the Combined Company’s website is deemed not to be incorporated in this Report or to be part of this Report.

Audit Committee

The Combined Company is required to maintain an audit committee consisting of at least three independent directors in accordance with the Nasdaq listing standards and applicable SEC rules. The audit committee is composed of three independent directors: Say Leong Lim (chair), Masato Terachi, and Sally Lim. The parties have determined that Say Leong Lim qualifies as the “audit committee financial expert” under Nasdaq listing standards and under Rule 10-A-3(b)(1) under the Exchange Act.

The audit committee’s role is to compile the necessary audit committee report for the SEC to be included in Pubco’s proxy statements and to support the Combined Company’s board of directors in supervising (1) the integrity of the financial reports, (2) adherence to legal and statutory obligations, (3) the qualifications and autonomy of BIOT’s independent accountants, (4) the internal audit function’s efficacy, and (5) the performance of the independent accounting firm engaged by the Combined Company.

Compensation Committee

The Combined Company maintains a compensation committee composed of Masato Terachi, Say Leong Lim and Sally Lim (chair). The Combined Company’s board of directors has determined that each proposed member of Pubco’s remuneration committee is independent under the Nasdaq listing standards and applicable SEC rules, including the additional independence requirements applicable to the members of a remuneration committee.

The Combined Company’s board of directors has adopted a charter setting forth the responsibilities of the committee, which are consistent with the Nasdaq listing standards and applicable SEC rules, and include among others:

•	recommending to the Combined Company’s board of directors for its approval a compensation policy in accordance with the requirements of Cayman Islands law as well as other compensation policies, incentive-based compensation plans and equity-based compensation plans, and overseeing the development and implementation of such policies and recommending to Combined Company’s board of directors any amendments or modifications the committee deems appropriate, including as required under Cayman Islands law;

•	implementing and administering our incentive compensation equity-based remuneration plans;

•	assisting management in complying with the proxy statement and annual report disclosure requirements;

•	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for the officers and employees;

•	if required, producing a report on executive compensation to be included in the annual proxy statement; and

•	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

Nomination Committee

The Combined Company maintains a nominating and corporate governance committee composed of Masato Terachi (chair), Say Leong Lim and Sally Lim. The primary purposes of the nominating and corporate governance committee are to (A) (i) identify individuals qualified to serve on the board of directors, consistent with criteria approved by the board of directors, (ii) recommend that the board of directors approve a slate of director nominees for election by the shareholders of the Company at the annual meeting of the shareholders of the Company and (iii) recommend director nominees in the event of a vacancy on the board of directors, (B) (i) develop and recommend to the board of directors a set of corporate governance policies and principles to be applicable to the Company and (ii) periodically re-evaluate such policies and guidelines for the purpose of recommending amendments to them if appropriate, (C) oversee an annual evaluation of the board of directors, each of the committees of the board of directors, and management of the Company, (D) review certain related party transactions and procedures for evaluating and approving such transactions, (E) (i) review the stock ownership guidelines applicable to each of the directors, the Chief Executive Officer and each other individual identified as an executive officer of the Company, (ii) determine compliance with such guidelines at least annually, (iii) review such guidelines annually, and (iv) recommend any necessary changes to the board of directors, and (F) perform such other duties and responsibilities as may be delegated to it from time to time by the board of directors.

B.	Compensation

Information pertaining to the compensation of the directors and executive officers of the Combined Company is set forth in the Proxy Statement/Prospectus, in the section titled “Executive and Director Compensation” which are incorporated herein by reference.

Following the Business Combination, the Combined Company entered into, employment agreements with each of its executive officers. Each such agreement supersedes any prior employment arrangement with the respective officer. Under the employment agreements, each officer is entitled to receive a base annual salary, the amount of which is determined by the board of directors of the Combined Company (the “Board”), and reimbursement for reasonable, pre-approved travel and other business-related expenses incurred in the performance of duties. Employment under each agreement is at will and continues until either party provides at least sixty (60) days’ prior written notice of its intention to terminate the employment relationship. If an officer’s employment is terminated by the Combined Company without “cause” or by the officer for “just cause,” the officer will be entitled to receive (i) accrued but unpaid base salary through the termination date; (ii) reimbursement for any unreimbursed pre-approved reasonable business expenses incurred through the termination date; (iii) accrued but unused annual leave days; (iv) all other payments or benefits to which she shall be entitled as of the termination date under the terms of any applicable compensation arrangement or benefit, equity, or fringe benefit plan or program or grant; and (v) in lieu of benefits under any severance plan or policy of the Combined Company, any such amount as may be agreed between the parties. The foregoing description of the form of Employment Agreement is qualified in its entirety by the terms of the Employment Agreement attached hereto and incorporated herein as Exhibits 4.4, 4.5, 4.6 and 4.7.

Following the Business Combination, the Combined Company entered into Independent Director Agreements with each of its independent directors. Pursuant to the terms of the Independent Director Agreement, each independent director serves as independent contractors and not as employees of the Combined Company. Each independent director is entitled to receive compensation in an amount determined by the Board, as well as reimbursement for reasonable out-of-pocket expenses incurred in connection with the performance of his or her duties as a director, subject to the Combined Company’s prior written approval. The foregoing description of the form of Independent Director Agreement is qualified in its entirety by the terms of the Independent Director Agreement attached hereto and incorporated herein as Exhibit 4.8.

C.	Board Practices

Information pertaining to the Company’s board practices is set forth in the Proxy Statement/Prospectus, in the section titled “Executive and Director Compensation,” and “Management Following The Business Combination” which are incorporated herein by reference.

D.	Employees

Information pertaining to the Company’s employees is set forth in the Proxy Statement/Prospectus, in the section titled “Information About BIOT —Employees,” which is incorporated herein by reference.

E.	Share Ownership

Ownership of the Company’s Ordinary Shares by its directors and executive officers upon the consummation of the Business Combination is set forth in Item 7.A of this Report.

F.	Disclosure of Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders.

The following table sets forth information regarding the beneficial ownership of Ordinary Shares as of July 23, 2026 by:

•	each person known by us to be the beneficial owner of more than 5% of Ordinary Shares;
•	each of our directors and executive officers; and
•	all our directors and executive officers as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if that person possesses sole or shared voting or investment power over that security. A person is also deemed to be a beneficial owner of securities that the person has a right to acquire within 60 days including, without limitation, through the exercise of any option, warrant or other right or the conversion of any other security. Such securities, however, are deemed to be outstanding only for the purpose of computing the percentage beneficial ownership of that person but are not deemed to be outstanding for the purpose of computing the percentage beneficial ownership of any other person. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities.

The calculations of the percentage of beneficial ownership are based on 28,794,472 Ordinary Shares issued and outstanding, as of July 23, 2026.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all Ordinary Shares beneficially owned by them.

	Number of Ordinary Shares	% of Total Ordinary Shares	% of Voting Power
Executive Officers and Directors (1)
Tomoki Nagano	10,425,365	36.21%	36.21%
Fumihiro Nagano	10,000	*	*
Yuji Naito	10,000	*	*
Masashi Ohmatsu	1,000	*	*
Say Leong, Lim	360,000	1.25%	1.25%
Sally, Lim	90,000	*	*
Jessica Assaf	—	—	—
Masato Terachi	100	*	*
All Directors and Executive Officers as a group (8 individuals)		%	%
Principal Shareholders (Greater than 5% Holders):
Tomoki Nagano	10,425,365	36.21%	36.21%
Chardan Capital Markets LLC (2)	1,615,385	5.61%	5.61%
Relativity Acquisition Sponsor, LLC	5,515,481	19.15%	19.15%

*	Less than 1% of the total number of outstanding Ordinary Shares

(1)	The business address for the directors and executive officers of the Company is 3rd Floor West Side Gotanda bldg., 6-2-7 Nishi Gotanda, Shinagawa-ku, Tokyo 1410031, Japan.
(2)	Consists of 1,615,385 Ordinary Shares received by Chardan Capital Markets LLC pursuant to the Settlement Agreement described in “Item 10.C — Material Contracts — Chardan Settlement Agreement.” The address of Chardan Capital Markets LLC is One Pennsylvania Plaza, Suite 4800, New York, New York 10119.

B.	Related Party Transactions

Information pertaining to the Company’s related party transactions is set forth in the Proxy Statement/Prospectus in the section titled “Certain Relationships and Related Person Transactions – Certain Relationships and Transactions of BIOT,” which is incorporated herein by reference.

C.	Interests of Experts and Counsel

None.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Financial Statements

See Item 18 of Part III of this Report.

Legal Proceedings

Legal or arbitration proceedings are described in the Proxy Statement/Prospectus in the section titled “Information About BIOT — Legal Proceedings,” which is incorporated herein by reference.

Dividend Policy

The Company’s policy on dividend distributions is described in the Proxy Statement/Prospectus in the sections titled “Trading Market and Dividends – Dividend Policy,” “Risk Factors - Because there are no current plans to pay cash dividends on Pubco Ordinary Shares for the foreseeable future, you may not receive any return on investment unless you sell your Pubco Ordinary Shares at a price greater than what you paid for it,” “Material U.S. Federal Income Tax Consequences — Material U.S. Federal Income Tax Consequences of the Business Combination,” “Description of Pubco Securities,” which are incorporated herein by reference.

B.	Significant Changes

Not applicable.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

The Combined Company’s Ordinary Shares and Warrants are listed on Nasdaq under the symbol “BIOT” and “BIOTW”, respectively.

B.	Plan of Distribution

Not applicable.

C.	Markets

The Combined Company’s Ordinary Shares and Warrants are listed on Nasdaq under the symbol “BIOT” and “BIOTW”, respectively.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

The Company’s authorized share capital is US$50,000 divided into 5,000,000,000 ordinary shares of US$0.00001 par value each. As of July 23, 2026, subsequent to the Closing, 28,794,472 Ordinary Shares were issued and outstanding.

B.	Memorandum and Articles of Association

The Amended and Restated Memorandum and Articles of Association of the Company (“Company Charter”) effective as of July 23, 2026 are filed as part of this Report.

The description of the Company Charter is contained in the Proxy Statement/Prospectus in the sections titled “Comparison of Corporate Governance and Stockholder Rights,” and “Description of Pubco’s Securities,” which are incorporated herein by reference.

C.	Material Contracts

Material Contracts Relating to the Business Combination

Business Combination Agreement

The description of the Business Combination Agreement in the Proxy Statement/Prospectus in the sections titled “The Redomestication Merger Proposal (Proposal 1)” and “The Acquisition Merger Proposal (Proposal 2)” are incorporated herein by reference.

Related Agreements

The description of the material provisions of certain additional agreements entered into pursuant to the Business Combination Agreement in the Proxy Statement/Prospectus in the section titled “The Acquisition Merger Proposal (Proposal 2)” — Certain Related Agreements” is incorporated herein by reference.

Chardan Settlement Agreement

On July 17, 2026, BIOT, Instinct Brothers Co., Ltd. and Mr. Tomoki Nagano entered into a Settlement Agreement and Mutual Release (the “Settlement Agreement”) with Chardan Capital Markets LLC (“Chardan”) in connection with the advisory fee payable to Chardan in the amount of US$5.25 million for its services as exclusive merger and acquisition and capital markets advisor to BIOT and Instinct Brothers Co., Ltd. in connection with the Business Combination. Pursuant to the Settlement Agreement, Mr. Nagano transferred to Chardan a number of his ordinary shares of BIOT that, upon the Closing, were converted into 1,615,385 Pubco Ordinary Shares.  The Company and Chardan have executed a term sheet for the ChEF.  See ITEM 5.

D.	Exchange Controls

There are no governmental laws, decrees, regulations or other legislation in the Cayman Islands that may affect the import or export of capital, including the availability of cash and cash equivalents for use by the Company, or that may affect the remittance of dividends, interest, or other payments by the Company to non-resident holders of its Ordinary Shares. There is no limitation imposed by the laws of the Cayman Islands or in the Company Charter on the right of non-residents to hold or vote shares.

E.	Taxation

Information pertaining to tax considerations is set forth in the Proxy Statement/Prospectus in the section titled “Material U.S. Federal Income Tax Considerations” which is incorporated herein by reference.

F.	Dividends and Paying Agents

The Company’s policy on dividend distributions is described in the Proxy Statement/Prospectus in the sections titled “Trading Market and Dividends – Dividend Policy,” “Risk Factors - Because there are no current plans to pay cash dividends on the PubCo ordinary shares for the foreseeable future, you may not receive any return on investment unless you sell your PubCo ordinary shares at a price greater than what you paid for it.” “Material U.S. Federal Income Tax Consequences – U.S. Federal Income Tax Consequences of Ownership and Disposition of Pubco,” “Description of Pubco Securities,” which are incorporated herein by reference. The Company has not identified a paying agent.

G.	Statement by Experts

The financial statements of Pubco for the financial period May 22, 2025 (date of incorporation) to May 31, 2025, included in the Proxy Statement/Prospectus were audited by Morison LC PLT, an independent registered public accounting firm as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of BIOT and its subsidiaries as of November 30, 2024 and 2023, included in the Proxy Statement/Prospectus were audited by Morison LC PLT, an independent registered public accounting firm as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

H.	Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. We will also furnish to the SEC, on Form 6-K, unaudited financial information on a bi-annual basis. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC.

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information on market risk is set forth in the Proxy Statement/Prospectus in the section titled “BIOT Management’s Discussion and Analysis of Financial Condition and Analysis of Financial Condition and Results of Operations,” which is incorporated herein by reference.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

None.

ITEM 15. CONTROLS AND PROCEDURES.

ITEM 16. [RESERVED]

Item 16A. Audit Committee Financial Expert.

Our board of directors has determined that Mr. Lim Say Leong, an independent director (under the standards set forth in set forth in Nasdaq Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act) and the chairperson of our audit committee, is our audit committee financial expert.

Item 16B. Code of Ethics.

We have adopted a Code of Business Conduct and Ethics applicable to all of our employees, officers and directors, including those officers responsible for financial reporting. A copy of the policy is available in our website at https://instinct-biot.com and is filed as Exhibit 11.1 to this Report. The information contained on, or accessible through, our website is not incorporated by reference into this Report and should not be considered a part of this Report. We intend to disclose any substantive amendments to, or waivers from, the Code of Business Conduct and Ethics for our executive officers or directors by posting such information on our website or through any other means required by applicable law.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

None.

Item 16E Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

None.

Item 16F. Change in Registrant’s Certifying Accountant.

None.

Item 16G. Corporate Governance.

As a Cayman Islands company listed on the Nasdaq Capital Market, we are subject to Nasdaq Stock Market corporate governance listing standards. However, the Nasdaq Stock Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq Stock Market corporate governance listing standards. Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of register of members of these companies (other than the memorandum and articles of association, special resolutions, and the register of mortgages and charges). Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for a shareholder to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

Item 16H. Mine Safety Disclosure.

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 16J. Insider Trading Policies

Our board of directors has adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to us. A copy of the policy is attached as Exhibit 11.2 to this Report.

Our board of directors has also adopted an executive officer compensation clawback policy required by the Nasdaq Listing Rule 5608, the form of which is attached as Exhibit 11.3 to this Report.

Item 16K. Cybersecurity

We have implemented processes for assessing, identifying and managing material risks from cybersecurity threats and monitoring the prevention, detection, mitigation and remediation of material cybersecurity incident. We have also integrated cybersecurity risk management into our overall risk management system. We do not engage any third parties in connection with the processes for assessing, identifying, and managing material risks from cybersecurity threats. As of the date of this Report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

Our board of directors is responsible for overseeing our cybersecurity risk management. Our board of directors shall review, approve and maintain oversight of the disclosure (i) on Form 6-K for material cybersecurity incidents (if any) and (ii) related to cybersecurity matters in the periodic reports (including annual report on Form 20-F) of our Company.

At management level, our Chief Executive Officers and Chief Financial Officer are responsible for assessing, identifying and managing material risks from cybersecurity threats to our Company and monitoring the prevention, detection, mitigation and remediation of material cybersecurity incident. Our executive officers shall meet with the board of directors (i) in connection with each current report to furnish information concerning any material cybersecurity incident, report the status of any material cybersecurity incidents or material risks from cybersecurity threats to our Company, if any, and the relevant disclosure issue, and (ii) in connection with each annual report, present the disclosure concerning cybersecurity matters in Form 20-F.

If a cybersecurity incident occurs, our executive officers will promptly organize relevant personnel for internal assessment and if it is determined that the incident could potentially be a material cybersecurity event, our executive officers will promptly report the incident and assessment results to our board of directors and external legal counsel, to the extent appropriate. Our executive officers shall prepare disclosure material on the cybersecurity incident for review and approval by the board of directors, and external legal counsel (if necessary), before it is disseminated to the public.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The unaudited pro forma condensed combined financial information of Pubco as of and for the year ended November 30, 2025, contained in Exhibit 18.1 to this Report is incorporated herein by reference.

The audited financial statements of Pubco for the financial period May 22, 2025 (date of incorporation) to 30 November, 2025, contained in Exhibit 18.2 to this Report is incorporated herein by reference.

The consolidated audited financial statements of BIOT and its subsidiaries as of and for the years ended November 30, 2025 and 2024, contained in Exhibit 18.3 to this Report is incorporated herein by reference.

ITEM 19. EXHIBITS

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
1.1*	Amended and Restated Memorandum and Articles of Association
2.1	Amended and Restated Business Combination Agreement dated as of October 22, 2025 by and among Relativity Holdings Inc., Relativity Acquisition Corp., Relativity Purchaser Merger Sub II Inc., Instinct Bio Technical Company Inc., and certain other parties (incorporated by reference to Annex A to the Proxy Statement/Prospectus).
3.1	Warrant Agreement, dated February 10, 2022, by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.4 to Amendment No. 1 to the Registration Statement on Form F-4 (Reg. No. 333-290120), filed with the SEC on November 25, 2025).
3.2*	Assumption of Warrant Agreement dated July 21, 2026, by and between the Company, Relativity Acquisition Corp. and Continental Stock Transfer & Trust Company, as warrant agent.
4.1	Memorandum of Understanding dated March 24, 2025, by and among Instinct Brothers Co., Ltd and PT Bluecross Medika Internasional (incorporated by reference to Exhibit 10.13 to Amendment No. 1 to the Registration Statement on Form F-4 (Reg. No. 333-290120), filed with the SEC on November 25, 2025).
4.2	Exclusive Distributorship Agreement dated December 20, 2021 by and among Instinct Brothers Co., Ltd and Invitrx Therapeutics Inc. (incorporated by reference to Exhibit 10.14 to Amendment No. 1 to the Registration Statement on Form F-4 (Reg. No. 333-290120), filed with the SEC on November 25, 2025).
4.3	Sales and Manufacturing Agreement dated November 11, 2019 by and among Vivian Co., Ltd (now Instinct Brothers Co., Ltd) and Hiroki Global Co., Ltd (incorporated by reference to Exhibit 10.15 to Amendment No. 1 to the Registration Statement on Form F-4 (Reg. No. 333-290120), filed with the SEC on November 25, 2025).
4.4	Executive Employment Agreement to be entered into between Instinct Bio Technical Company Holdings Inc. and Tomoki Nagano (incorporated by reference to Exhibit 10.16 to Amendment No. 1 to the Registration Statement on Form F-4 (Reg. No. 333-290120)
4.5	Executive Employment Agreement to be entered into between Instinct Bio Technical Company Holdings Inc. and Fumihiro Nagano (incorporated by reference to Exhibit 10.17 to Amendment No. 1 to the Registration Statement on Form F-4 (Reg. No. 333-29012
4.6	Executive Employment Agreement to be entered into between Instinct Bio Technical Company Holdings Inc. and Yuji Naito (incorporated by reference to Exhibit 10.18 to Amendment No. 1 to the Registration Statement on Form F-4 (Reg. No. 333-290120), filed with the SEC on November 25, 2025).
4.7	Executive Employment Agreement to be entered into between Instinct Bio Technical Company Holdings Inc. and Masashi Ohmatsu (incorporated by reference to Exhibit 10.19 to Amendment No. 1 to the Registration Statement on Form F-4 (Reg. No. 333-290120), filed with the SEC on November 25, 2025).
4.8*	Form of Independent Director Agreement to be entered into between Instinct Bio Technical Company Holdings Inc.and the independent directors
8.1*	List of Subsidiaries
11.1*	Code of Ethics and Business Conduct
11.2*	Insider Trading Policy
11.3*	Executive Officer Compensation Clawback Policy
15.1*	Consent of Morison LC PLT
18.1*	Unaudited Pro Forma Condensed Combined Financial Information of Pubco
18.2*	Audited Financial Statement of Pubco for the financial period from May 22, 2025 (date of incorporation) to November 30, 2025
18.3*	Audited Consolidated Financial Statements of BIOT Group for financial year ended November 30, 2025 and November 30, 2024

*	Filed herewith.
†	Indicates a management contract or any compensatory plan, contract or arrangement.
#	Schedules and annexes have been omitted

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Report on its behalf.

Instinct Bio Technical Company Holdings Inc.

July 28, 2026	By:	/s/ Tomoki Nagano
	Name:	Tomoki Nagano
	Title:	Chief Executive Officer and Director

